UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11212

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	risks associated with breaches of our data security;

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties, industrial rental properties, and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties, industrial rental properties, and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for the acquisition of property for development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five years from the one-year anniversary of the initial qualification of our Offering;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years from the one-year anniversary of the initial qualification of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”) which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statements Regarding Forward-Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2021 and 2020, we had raised total gross offering proceeds of approximately $162.3 million and $124.1 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and the $2,123,000 and $365,000 received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 14,556,000 and 11,629,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2021, approximately $17.4 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2017, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.18	Form 1-U
March 31, 2018	$10.26	Form 1-U
June 30, 2018	$10.51	Form 1-U
September 30, 2018	$10.65	Form 1-U
December 31, 2018	$10.65	Form 1-U
March 31, 2019	$10.82	Form 1-U
June 30, 2019	$10.87	Form 1-U
October 1, 2019	$10.91	Form 1-U
December 31, 2019	$11.31	Form 1-U
March 31, 2020	$11.24	Form 1-U
June 30, 2020	$11.51	Form 1-U
September 30, 2020	$11.66	Form 1-U
December 31, 2020	$11.96	Form 1-U
March 31, 2021	$12.05	Form 1-U
June 30, 2021	$12.68	Form 1-U
September 30, 2021	$13.68	Form 1-U
December 31, 2021	$14.04	Form 1-U
March 31, 2022	$14.19	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

For the year ended  December 31, 2021, the tax treatment of the Company’s common share distributions deemed paid during the year is 90% capital gain and 10% return of capital.

On January 12, 2017, we paid our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
11/01/2016 - 11/30/2016	0.0008219178	10/26/2016	01/12/2017	3.00%	Form 1-U
12/01/2016 - 12/31/2016	0.0013698630	11/30/2016	01/12/2017	5.00%	Form 1-U
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 - 06/30/2017	0.0023972603	03/21/2017	07/11/2017	8.75%	Form 1-U
07/01/2017 - 09/30/2017	0.0023972603	06/26/2017	10/09/2017	8.75%	Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/27/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 - 05/31/2018	0.0019178082	04/30/2018	07/09/2018	7.00%	Form 1-U
06/01/2018 - 06/30/2018	0.0019178082	05/29/2018	07/09/2018	7.00%	Form 1-U
07/01/2018 - 07/31/2018	0.0019178082	06/28/2018	10/08/2018	7.00%	Form 1-U
08/01/2018 - 08/31/2018	0.0021917808	07/27/2018	10/08/2018	8.00%	Form 1-U
09/01/2018 - 09/30/2018	0.0021917808	08/24/2018	10/08/2018	8.00%	Form 1-U
10/01/2018 - 10/31/2018	0.0021917808	09/26/2018	01/07/2019	8.00%	Form 1-U
11/01/2018 - 11/30/2018	0.0021917808	10/29/2018	01/07/2019	8.00%	Form 1-U
12/01/2018 - 12/31/2018	0.0020547945	11/29/2018	01/07/2019	7.50%	Form 1-U
01/01/2019 - 01/31/2019	0.0017808219	12/27/2018	04/08/2019	6.50%	Form 1-U
02/01/2019 - 02/28/2019	0.0019178082	01/30/2019	04/08/2019	7.00%	Form 1-U
03/01/2019 - 03/31/2019	0.0023287671	02/28/2019	04/08/2019	8.50%	Form 1-U
04/01/2019 - 04/30/2019	0.0020547945	03/28/2019	07/11/2019	7.50%	Form 1-U
05/01/2019 - 05/31/2019	0.0020547945	04/30/2019	07/11/2019	7.50%	Form 1-U
06/01/2019 - 06/30/2019	0.0020547945	05/30/2019	07/11/2019	7.50%	Form 1-U
07/01/2019 - 07/31/2019	0.0020547945	06/28/2019	10/09/2019	7.50%	Form 1-U
08/01/2019 - 08/31/2019	0.0019178082	07/30/2019	10/09/2019	7.00%	Form 1-U
09/01/2019 - 10/01/2019	0.0019178082	08/29/2019	10/09/2019	7.00%	Form 1-U
10/02/2019 - 10/31/2019	0.0020547945	10/01/2019	01/13/2020	7.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0017808219	10/31/2019	01/13/2020	6.50%	Form 1-U
12/01/2019 - 12/31/2019	0.0023287671	11/26/2019	01/13/2020	8.50%	Form 1-U
01/01/2020 - 01/31/2020	0.0020547945	12/23/2019	04/09/2020	7.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0019863014	01/29/2020	04/09/2020	7.25%	Form 1-U
03/01/2020 - 03/31/2020	0.0023287671	02/26/2020	04/09/2020	8.50%	Form 1-U
04/01/2020 - 04/30/2020	0.0013698630	03/30/2020	07/09/2020	5.00%	Form 1-U
05/01/2020 - 05/31/2020	0.0006849315	04/29/2020	07/09/2020	2.50%	Form 1-U
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	0.00%	N/A
07/01/2020 - 07/31/2020	0.0013698630	06/29/2020	10/08/2020	5.00%	Form 1-U
08/01/2020 - 08/31/2020	0.0016438356	07/30/2020	10/08/2020	6.00%	Form 1-U
09/01/2020 – 10/01/2020	0.0017808219	08/28/2020	10/08/2020	6.50%	Form 1-U
10/02-2020 – 10/31/2020	0.0015068493	10/01/2020	01/12/2021	5.50%	Form 1-U
11/01/2020 – 11/30/2020	0.0016438356	10/29/2020	01/12/2021	6.00%	Form 1-U
12/01/2020 – 12/31/2020	0.0016438356	11/25/2020	01/12/2021	6.00%	Form 1-U
01/01/2021 – 01/31/2021	0.0012328767	12/29/2020	04/13/2021	4.50%	Form 1-U
02/01/2021 – 02/28/2021	0.0012328767	01/28/2021	04/13/2021	4.50%	Form 1-U
03/01/2021 – 03/31/2021	0.0013698630	02/25/2021	04/13/2021	5.00%	Form 1-U
04/01/2021 – 04/30/2021	0.0013698630	03/30/2021	07/13/2021	5.00%	Form 1-U
05/01/2021 – 05/31/2021	0.0010958904	04/29/2021	07/13/2021	4.00%	Form 1-U
06/01/2021 – 06/30/2021	0.0013698630	05/28/2021	07/13/2021	5.00%	Form 1-U
07/01/2021 – 07/31/2021	0.0014383562	06/29/2021	10/12/2021	5.25%	Form 1-U
08/01/2021 – 08/31/2021	0.0013698630	07/28/2021	10/12/2021	4.00%	Form 1-U
09/01/2021 – 10/01/2021	0.0008219178	08/27/2021	10/12/2021	3.00%	Form 1-U
10/02/2021 – 10/31/2021	0.0009589041	10/01/2021	01/11/2022	3.50%	Form 1-U
11/01/2021 – 11/30/2021	0.0004109589	10/27/2021	01/11/2022	1.50%	Form 1-U
12/01/2021 – 12/31/2021	0.0004109589	11/29/2021	01/11/2022	1.50%	Form 1-U
01/01/2022 – 01/31/2022	0.0002739726	12/29/2021	04/21/2022	1.00%	Form 1-U
02/01/2022 – 02/28/2022	0.0002739726	01/28/2022	04/21/2022	1.00%	Form 1-U
03/01/2022 – 03/31/2022	0.0002739726	02/25/2022	04/21/2022	1.00%	Form 1-U
04/01/2022 – 04/30/2022	0.0002739726	03/30/2022	07/21/2022	1.00%	Form 1-U
Weighted Average	0.0016826098 (3)			6.14%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through April 30, 2022.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of December 31, 2021, approximately 2,488,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value.  If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Real Estate Held for Improvement

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors.  Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches.  These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments, as well as cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we substantially commenced operations. For the years ended December 31, 2021 and 2020, we had total net income of approximately $20.7 million and $1.8 million, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2021 and 2020, we earned interest revenue of approximately $1.8 million and $3.7 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of five preferred equity investments classified as real estate debt investments during the year ended December 31, 2021 compared to prior year.

Rental Revenue

For the years ended December 31, 2021 and 2020, we earned rental revenue of approximately $0 and $142,000 respectively, from the operations of real estate held for improvement. The decrease in rental revenue is due to the lease termination of tenants on our first consolidated pre-development stage real estate property acquired in January 2020.

Expenses

Asset Management Fees – Related Party

For the years ended December 31, 2021 and 2020, we incurred asset management fees of approximately $1.1 million and $876,000, respectively. The increase in asset management fees is directly related to an increase in NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall increase in NAV is attributable to the appreciation of certain real estate investments and additional capital raised through our Offerings.

General and Administrative

For the years ended December 31, 2021 and 2020, we incurred general and administrative expenses of approximately $354,000 and $712,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The decrease in general and administrative cost is primarily due to $419,000 of accelerated amortization of acquired above-market lease intangibles recognized during the year ended December 31, 2020 associated with tenants who terminated their leases and vacated the property prior to December 31, 2020.

Other Income (Expenses)

Equity in Earnings (Losses)

For the years ended December 31, 2021 and 2020, we had equity in earnings (losses) of approximately $20.5 million and $(348,000) from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to the $16.0 million gain recognized from the disposition of the Enclave at Lake Ellenor Property owned by Enclave at Lake Ellenor JV, LLC ("RSE REM Controlled Subsidiary”) and the $4.3 million gain recognized from the redemption of the RSE Northpoint – Persimmon Controlled Subsidiary Investment during the year ended December 31, 2021. For more information, see Note 4, Investments in Equity Method Investees.

Interest Expense – Related Party

For the years ended December 31, 2021 and 2020, we incurred interest expense of approximately $153,000 and $18,000, respectively. The increase in interest expense is primarily related two loans received from National Lending, LLC (“National Lending”) during the year ended December 31, 2021. See Note 9, Related Party Arrangements, for further information.

Our Investments

As of December 31, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Element Charlotte Senior Loan(6)	Charlotte, NC	Multifamily	03/26/2018	11.0%	03/22/2020	$6,575,815	78.0%	82.3%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On January 15, 2020, the outstanding principal and interest on the Element Charlotte Senior Loan was repaid in full.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Sandtown Controlled Subsidiary(6)	Atlanta, GA	Multifamily	11/21/2016	12.5%	07/02/2022	$5,000,000	87.0%	82.0%	Initial	Update
RSE TWO Controlled Subsidiary(7)	Indian Land, SC	Multifamily	08/30/2017	13.0%	08/30/2021	$6,000,000	-	76.8%	Initial	Update
RSE Waypoint Controlled Subsidiary(8)	Odessa, FL	Multifamily	10/30/2017	11.0%	10/30/2020	$5,670,000	-	68.0%	Initial	Update
Valor 19th St Controlled Subsidiary(9)	Washington, DC	Multifamily	11/30/2017	17.0%	10/26/2025	$270,000	96.7%	-	Initial	Update
RSE GJ Controlled Subsidiary(10)	Atlanta, GA	Multifamily	05/01/2018	11.5%	05/01/2023	$5,000,000	-	80.7%	Initial	Update
RSE Waypoint Hackensack Controlled Subsidiary(11)	Hackensack, NJ	Multifamily	08/16/2018	11.3%	02/16/2022	$3,750,000	-	73.6%	Initial	Update
Harbour Island Controlled Subsidiary(12)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$4,000,000	85.0%	-	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(6)	On April 26, 2021, the Sandtown Controlled Subsidiary redeemed the Sandtown Investment in full.

(7)	On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed the RSE TWO Controlled Subsidiary Investment in full.

(8)	On September 18, 2020, the RSE Waypoint Controlled Subsidiary redeemed the Waypoint Starkey Investment in full.

(9)	On November 9, 2020, we received payment in full satisfaction of the Valor 19th St Investment outstanding principal, plus accrued interest.

(10)	On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed the RSE GJ Controlled Subsidiary Investment in full.

(11)	On July 29, 2021, the RSE Waypoint Hackensack Controlled Subsidiary redeemed the RSE Waypoint Hackensack investment in full.

(12)	On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the Harbour Island Investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	Update
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	N/A
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	N/A
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	N/A
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	N/A
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since December 31, 2021.

(3)	Industrial real estate investments were acquired by the Company through our investments in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since December 31, 2021.

As of December 31, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) and Co-Investment Arrangements in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property and Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary (1)	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial

(1)	The E66 Controlled Subsidiary is the sole real estate asset held for improvement as of December 31, 2021.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2021, we had deployed approximately $59.2 million for 9 investments and had approximately $59.0 million in cash and cash equivalents. As of December 31, 2021, we anticipate that proceeds from our Offering, cash on hand, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt (inclusive of accrued interest) as of April 20, 2022 and December 31, 2021, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest revenue received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite an evolving COVID-19 landscape with continued case flare-ups from new variants like Delta and Omicron, 2021 saw a resounding rebound from 2020’s lockdown recession. According to Federal Reserve Economic Data published by the Federal Reserve Bank of St. Louis, the U.S. economy had fully recovered and overtaken its pre-COVID size in Q1 2021 when it logged 6.3% annualized growth. The elevated pace of annualized growth continued in Q2 2021 at 6.7%, and while this slowed in Q3 2021 to 2.3%, according to Federal Reserve Economic Data’s most recent estimates, the outlook is growth accelerated again in Q4 2021 projecting a 7.0% annualized growth rate.  In turn, 2021 market performance was strong and widespread. The S&P returned 26.9% for the year, and, after being particularly hard hit in 2020, real estate saw strong relative performance with the Vanguard Real Estate Index returning 40.4% in 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. While the impacts from the war in Ukraine are currently unpredictable; it is possible that the event will negatively impact both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential and industrial logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

•	Apartment REITs outperformed the broader REIT sector in 2021, returning 64% (vs. 43% for all sectors). This follows underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

•	Single-Family Rental (“SFR”) continued to outperform the broader REIT sector in 2021 returning 53%, building on outperformance in 2020 (6%).

•	Industrial returned 62% in 2021, following substantial outperformance in 2020 (+12%).

•	Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), commercial sectors continued to underperform the broader REIT index in 2021 (Office +22%, Lodging +18%); Retail REITs returned 52% in 2021 after posting the worst performance among REIT sectors in 2020 (-25%).

Multi-Family and Single-Family rent growth reached historic levels in 2021. Per Yardi Matrix’s November 2021 report, Multi-Family asking rents were up 13.5% year-over-year while Single-Family rents were up 14.7% year-over-year. This rent growth coupled with pronounced cap rate compression has driven significant valuation increases in residential real estate in 2021.

The Industrial market saw historic rent growth in 2021, with the top 50 markets estimated to finish the year averaging 17% per Green Street Advisors. At the same time, cap rates have continued to compress, which has driven valuation increases in industrial real estate in 2021.

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022.

Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. While down from its earlier forecast of 4.2%, Goldman Sachs’ revised 2022 U.S. Gross Domestic Product economic growth forecast remains a healthy 3.8%. The general economic tailwinds captured in this forecast are likely to broadly drive rent growth, occupancy, and asset pricing. Further, hard assets, such as real estate, tend to perform well in inflationary environments.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 9, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by the Company through our investment in Fundrise Industrial JV 2, LLC since December 31, 2021 (through April 20, 2022):

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Aerotropolis Controlled Subsidiary	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	N/A
910 W Carver Controlled Subsidiary	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2022	Beginning on January 1, 2022, the per share purchase price of our common shares was updated to $14.04 due to a change in NAV. More information can be found here.
Additional Contribution to National Lending	01/14/2022	On January 14, 2022 the Company entered into a subscription agreement to contribute an additional $2,451,000 to National Lending, LLC.
Declaration of February 2022 Distributions	01/28/2022	On January 28, 2022, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022. More information can be found here.
Declaration of March 2022 Distributions	02/25/2022	On February 25, 2022, our Manager declared a daily distribution of $0. 0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2022 and ending on March 31, 2022. More information can be found here.
Declaration of April 2022 Distributions	03/30/2022	On March 30 2022, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2022 and ending on April 31, 2022. More information can be found here
Share Purchase Price Update	04/01/2022	Beginning on April 1, 2022, the per share purchase price of our common shares was updated to $14.19 due to a change in NAV. More information can be found here.
Status of our Offering	04/20/2022	As of April 20, 2022, we had raised total gross offering proceeds of approximately $173.1 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,325,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	45	Chief Executive Officer
Brandon T. Jenkins	36	Chief Operating Officer
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	41	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacities with our Sponsor since her appointment on June 7, 2021. Prior to becoming the Chief Financial Officer of the Manager, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 9, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2022 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	8	*
Bjorn J. Hall	197	*
Alison Staloch	155	*
All directors and executive officers of our Manager as a group (4 persons)	863	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Arrangements in Item 7, Consolidated Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX  TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Independent Auditor’s Report

Members

Fundrise East Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise East Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 20, 2022

F-2

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2021	As of December 31, 2020
ASSETS
Cash and cash equivalents	$58,999	$14,639
Real estate deposits	10,500	-
Other assets, net	376	16
Due from related party	136	-
Real estate debt investments	-	26,877
Investments in equity method investees	57,114	43,058
Investments in real estate held for improvement	21,066	15,935
Total Assets	$148,191	$100,525

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$4,032	$153
Due to related party	336	258
Settling subscriptions	404	25
Redemptions payable	2,172	2,901
Distributions payable	722	1,871
Rental security deposits and other liabilities	1	1
Deferred interest revenue	-	141
Note payable - related party	-	211
Total Liabilities	$7,667	$5,561

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 14,556,051 and 11,628,822 shares issued and 12,068,066 and 9,929,922 shares outstanding as of December 31, 2021 and 2020, respectively	133,159	104,569
Retained Earnings (Accumulated deficit)	7,365	(9,605)
Total Members’ Equity	140,524	94,964
Total Liabilities and Members’ Equity	$148,191	$100,525

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue
Interest revenue	$1,827	$3,715
Rental revenue	-	142
Other revenue	6	19
Total revenue	1,833	3,876

Expenses
Asset management and other fees – related party	1,097	876
General and administrative expenses	354	712
Depreciation and amortization	-	115
Total expenses	1,451	1,703

Other income (expenses)
Equity in earnings (losses)	20,472	(348)
Interest expense - related party	(153)	(18)
Total other income (expenses)	20,319	(366)

Net income	$20,701	$1,807

Net income per basic and diluted common share	$2.00	$0.19
Weighted average number of common shares outstanding, basic and diluted	10,373,724	9,290,562

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019	7,707,837	$78,988	$(6,409)	$72,579
Issuance of common shares	3,217,871	36,748	-	36,748
Offering costs	-	(126)	-	(126)
Distributions declared on common shares	-	-	(5,003)	(5,003)
Redemptions of common shares	(995,786)	(11,041)	-	(11,041)
Net income	-	-	1,807	1,807
December 31, 2020	9,929,922	$104,569	$(9,605)	$94,964
Issuance of common shares	2,927,229	38,272	-	38,272
Offering costs	-	(62)	-	(62)
Distributions declared on common shares	-	-	(3,731)	(3,731)
Redemptions of common shares	(789,085)	(9,620)	-	(9,620)
Net income	-	-	20,701	20,701
December 31, 2021	12,068,066	$133,159	$7,365	$140,524

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net income	$20,701	$1,807
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	-	115
Amortization of above-market leases	-	534
Credit losses	-	20
Equity in (earnings) losses	(20,472)	348
Interest revenue received in kind	4,103	(1,449)
Return on investment from equity method investees	731	562
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	-	195
Net (increase) decrease in other assets, net	5	(15)
Net (increase) decrease in due from related party	(55)	-
Net increase (decrease) in accounts payable and accrued expenses	(12)	(1)
Net increase (decrease) in due to related party	77	67
Net increase (decrease) in rental security deposits and other liabilities	-	1
Net increase (decrease) in deferred interest revenue	(141)	(548)
Net cash provided by (used in) operating activities	4,937	1,636
INVESTING ACTIVITIES:
Repayment of real estate debt investments	22,774	7,430
Investment in equity method investees	(34,763)	(6,156)
Repayment of equity method investees	35,906	-
Return of investment from equity method investees	10,491	1,618
Investment in real estate held for improvement	-	(15,742)
Improvements of real estate held for improvement	(4,639)	(767)
Issuance of deposits	(20,772)	-
Release of deposits	7,272	-
Net cash provided by (used in) investing activities	16,269	(13,617)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	38,194	36,614
Redemptions paid	(10,349)	(8,632)
Distributions paid	(4,826)	(4,977)
Proceeds from note payable – related party	20,000	21,810
Repayment of note payable – related party	(20,210)	(21,600)
Offering costs paid	(59)	(127)
Proceeds from settling subscriptions	404	25
Net cash provided by (used in) financing activities	23,154	23,113

Net increase in cash and cash equivalents	44,360	11,132
Cash and cash equivalents, beginning of period	14,639	3,507
Cash and cash equivalents, end of period	$58,999	$14,639

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$53	$99
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$492	$74
Reassignment of deposits in exchange for equity method investments	$3,000	$-
Distributions receivable	$81	$-
Offering Costs accrued and payable	$4	$-
Increase to other assets, net due to Enclave at Lake Ellenor JV 1031 exchange	$365	$-
Increase to other liabilities due to Enclave at Lake Ellenor JV 1031 exchange	$3,396	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$153	$96

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange. See Note 4, Investments in Equity Method Investees, for further details. As of December 31, 2021 we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $53.8 million of shares on June 24, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2021 and 2020, after redemptions, the Company has net common shares outstanding of approximately 12,068,000 and 9,930,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2021 and 2020, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of December 31, 2021 and 2020, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2021 and 2020, third parties had purchased approximately 171,000 and 31,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2,123,000 and $365,000, respectively. As of December 31, 2021 and 2020, the total amount of equity issued by the Company on a gross basis was approximately $162.3 million and $124.1 million, respectively, and the total amount of settling subscriptions was approximately $404,000 and $25,000, respectively. These amounts were offered at a $13.68 and $11.66 per share price, respectively.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December 31, 2021 and 2020, approximately $53,000 and $99,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

F-7

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. “Redemptions – common shares” amounts have been reclassified as “Common shares, net of redemptions” and “Accrued interest, PIK” amounts have been reclassified as “Real estate debt investments”.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2021 and 2020.

F-8

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2021 and 2020, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017. As of December 31, 2021 and 2020, the Company had reimbursed the Manager cumulative amounts of approximately $962,000. As such, no organizational and offering costs remained payable as of December 31, 2021 and 2020.

During the years ended December 31, 2021 and 2020, the Company directly incurred offering costs of approximately $63,000 and $126,000, respectively. As of December 31, 2021 and 2020, $4,000 and $0 were payable, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-9

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties.

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

F-10

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions. We may also capitalize costs incurred after a property is placed in-service if we decide to change the intended use of the property or substantially improve the condition, which may include architectural design services, permits, land surveys, or other consultant fees.

At the time in which real estate investments are reclassified on the consolidated balance sheets from Investments in real estate held for improvement to Investments in rental real estate properties, net; the costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 15 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2021 and 2020, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the years ended December 31, 2021 and 2020, we did not have any TDRs. During the years ended December 31, 2021 and 2020, no impairment losses were recorded related to real estate debt investments.

F-11

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces the deferred interest revenue until such time that the deferred interest revenue is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

F-12

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”), to facilitate the disposition of certain investments, which is discussed further in Note 4, Investments in Equity Method Investees. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS income or expense activity during the period ended December 31, 2021, and as such no income tax expense was recorded. As of December 31, 2021, there are no gross deferred tax assets or liabilities.

The tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

F-13

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the year ended December 31, 2021. For the year ended December 31, 2020, we granted one lease modification as a result of COVID-19, which did not have a material impact on our consolidated financial statements. We are evaluating this policy election on an ongoing basis and have not determined if any future lease-related relief we provide to mitigate the economic effects of COVID-19 would be treated as lease modifications under Topic 840.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Real Estate Debt Investments

As of December 31, 2021, all of our real estate debt investments are fully redeemed. As of December 31, 2020, none of our real estate debt investments were considered impaired. No impairment charges have been recorded in these consolidated financial statements for the years ended December 31, 2021 and 2020. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt investments:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$26,877	$32,858
Investments(1)	-	-
Interest revenue received in kind	(4,103)	1,449
Principal repayments(2)	(22,774)	(7,430)
Ending balance	$-	$26,877

(1)	There were no new investments during the years ended December 31, 2021 and 2020.

(2)	The principal repayments as of December 31, 2021 include full repayment of five preferred equity investments. The principal repayments as of December 31, 2020 include full repayment of one senior debt instrument, two preferred equity investments, and partial repayment of one preferred equity investment.

F-14

As of December 31, 2021 and 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented grouped with “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	5	$26,877	$-	$26,877
Balance as of December 31, 2020	5	$26,877	$-	$26,877

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	5	$8,074	$15,778	$3,025	$-
Balance as of December 31, 2020	5	$8,074	$15,778	$3,025	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2021 there were no real estate debt investments. As of December 31, 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-15

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$43,058	$39,431
New investments in equity method investees	37,763	6,156
Repayment of equity method investees (2)	(13,904)	-
Transfer of interest from equity method investee to investment in subsidiary (1)	(18,972)	-
Distributions received	(11,303)	(2,181)
Equity in earnings (losses) of equity method investees (1)(2)	20,472	(348)
Ending balance	$57,114	$43,058

(1)

In December 2021, Enclave at Lake Ellenor JV, LLC sold the Enclave at Lake Ellenor property for a sales price of approximately $68.5 million, with net proceeds from the sale totaling approximately $35.7 million. The disposition was structured with the intention of deferring taxable gain from the sale of the property under Section 1031 of the Internal Revenue Code (“1031 Exchange”), (“Enclave at Lake Ellenor JV 1031 Exchange”). The Company expects to close on a replacement property in 2022 in order to complete the Enclave at Lake Ellenor JV 1031 Exchange. As a result of this sale, the Company recognized a gain on disposition of equity method investee of approximately $16.0 million during the year ended December 31, 2021 included within equity in earnings (losses) of equity method investees within the consolidated statement of operations. As part of the transaction the Company acquired a controlling interest in Enclave at Lake Ellenor JV, LLC. As a result, the Company discontinued equity method accounting for Enclave at Lake Ellenor JV, LLC and consolidated the assets acquired and liabilities assumed in the Company’s consolidated financial statements. Cash, other current assets, and other current liabilities of approximately $3.7 million, $365,000, and $3.4 million, respectively, related to property operations prior to the sale were assumed by the Company and are included in the Company’s consolidated balance sheet as of December 31, 2021.

(2)	In December 2021, 100 SR-RSE JV, LLC sold the Mark Apartments, a multifamily complex in Alexandria, VA, and redeemed the 100 SR-RSE JV, LLC investment in full. As a result of this sale, the Company recognized a gain on disposition of equity method investee of approximately $4.3 million during the year ended December 31, 2021 included within equity in earnings (losses) of equity method investees within the Company’s consolidated statement of operations.

As of December 31, 2021 and 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2018, a 26.5% non-controlling member interest in Verse JV LP, whose activities are carried out through the following wholly-owned asset: Verse at Royal Palm Beach, a multifamily complex in Royal Palm Beach, FL.

(c)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(d)	Acquired in 2019, an 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of December 31, 2021, this transaction diluted our member interest in Hampton Station Holdings, LLC to 73.4%.

(e)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending.

(f)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

(g)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned assets: 215 N 143rd Ave., 22480 Randolph Drive, and 7441 Candlewood Road, industrial rental properties in Goodyear, AZ, Sterling, VA, and Hanover, MD; respectively.

F-16

As of and for the year ending December 31, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of December 31, 2021	Verse JV LP As of December 31, 2021	Mezza JV LP As of December 31, 2021	Hampton Station Holdings, LLC As of December 31, 2021
Real estate assets, net	$18,689	$43,875	$56,942	$12,435
Other assets	536	575	874	1,037
Total assets	$19,225	$44,450	$57,816	$13,472

Mortgage notes payable, net	$15,416	$30,654	$51,951	$4,782
Other liabilities	180	198	430	930
Equity	3,629	13,598	5,435	7,760
Total liabilities and equity	$19,225	$44,450	$57,816	$13,472
Company's equity investment, net	$3,447	$3,465	$3,151	$5,179

Condensed balance sheet information (continued):	National Lending, LLC As of December 31, 2021	Fundrise Industrial JV 1, LLC As of December 31, 2021	Fundrise Industrial JV 2, LLC As of December 31, 2021
Real estate assets, net	$-	$33,388	$97,952
Other assets	69,017	2,024	4,523
Total assets	$69,017	$35,412	$102,475

Mortgage notes payable, net	$-	$-	$23,833
Other liabilities	3	552	931
Equity	69,014	34,860	77,711
Total liabilities and equity	$69,017	$35,412	$102,475
Company's equity investment, net	$6,213	$27,888	$7,771

F-17

Condensed income statement information:	Enclave at Lake Ellenor JV, LLC For the Period January 1, 2021 to December 22, 2021[3]		Fundrise Insight Two LLC For the Year Ended December 31, 2021	Verse JV LP For the Year Ended December 31, 2021
Total revenue	$5,107		$2,299	$4,334
Total expenses	4,790		2,298	4,147
Net income (loss)	$317		$1	$187
Company’s equity in income (loss)	$16,241	(1)	$1	$50

Condensed income statement information (continued):	Mezza JV LP For the Year Ended December 31, 2021	100 SR-RSE JV, LLC For the Period January 1, 2021 to December 2, 2021[3]		Hampton Station Holdings, LLC For the Year Ended December 31, 2021
Total revenue	$7,021	$6,923		$722
Total expenses	6,836	11,802		920
Net income (loss)	$185	$(4,879)		$(198)
Company’s equity in income (loss)	$107	$4,258	(2)	$(449	)(4)

Condensed income statement information (continued):	National Lending, LLC For the Year Ended December 31, 2021	Fundrise Industrial JV 1, LLC For the Period from June 4, 2021 (Inception) to December 31, 2021	Fundrise Industrial JV 2, LLC For the Period from September 30, 2021 (Inception) to December 31, 2021
Total revenue	$1,243	$1,050	$409
Total expenses	47	830	648
Net income (loss)	$1,196	$220	$(239)
Company’s equity in income (loss)	$112	$176	$(24)

(1)	The condensed income statement information of investee related to Enclave at Lake Ellenor JV, LLC is comprised of income from operations for the period ending December 22, 2021, prior to the Company obtaining a controlling interest in the investee. The Company’s equity in net income of investee is inclusive of the gain on the disposition of equity method investee of approximately $16.0 million.

(2)	The Company’s equity in net income of investee is inclusive of the gain on sale of the investment of approximately $4.3 million.

(3)	Condensed results of operations are up to the period of disposal.

(4)	The Company's equity in net income of investee is inclusive of syndication costs associated with the admittance of Development eREIT to the joint venture of approximately $266,000.

F-18

As of and for the year ending December 31, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Enclave at Lake Ellenor, LLC As of December 31, 2020	Fundrise Insight Two LLC As of December 31, 2020	100 SR-RSE JV, LLC As of December 31, 2020	Verse JV LP As of December 31, 2020
Real estate assets, net	$31,264	$19,122	$49,796	$44,991
Other assets	623	484	3,302	518
Total assets	$31,887	$19,606	$53,098	$45,509

Mortgage notes payable	$27,150	$15,398	$29,683	$27,911
Other liabilities	215	173	373	171
Equity	4,522	4,035	23,042	17,427
Total liabilities and equity	$31,887	$19,606	$53,098	$45,509
Company's equity investment, net	$3,462	$3,833	$10,037	$4,479

Condensed balance sheet information (continued):	Mezza JV LP As of December 31, 2020	Hampton Station Holdings, LLC As of December 31, 2020	National Lending, LLC As of December 31, 2020
Real estate assets, net	$58,476	$9,419	$-
Other assets	994	469	52,950
Total assets	$59,470	$9,888	$52,950

Mortgage notes payable	$39,303	$4,199	$-
Other liabilities	384	308	-
Equity	19,783	5,381	52,950
Total liabilities and equity	$59,470	$9,888	$52,950
Company's equity investment, net	$11,473	$4,761	$5,013

Condensed income statement information:	Enclave at Lake Ellenor JV, LLC For the Year Ended December 31, 2020	Fundrise Insight Two LLC For the Year Ended December 31, 2020	100 SR-RSE JV, LLC For the Year Ended December 31, 2020	Verse JV LP For the Year Ended December 31, 2020
Total revenue	$4,422	$2,271	$3,987	$3,945
Total expenses	4,144	2,405	4,946	3,865
Net income (loss)	$278	$(134)	$(959)	$80
Company’s equity in income (loss)	$208	$(127)	$-	$21

Condensed income statement information (continued):	Mezza JV LP For the Year Ended December 31, 2020	Hampton Station Holdings, LLC For the Year Ended December 31, 2020	National Lending, LLC For the Year Ended December 31, 2020
Total revenue	$6,310	$579	$629
Total expenses	6,278	1,132	35
Net income (loss)	$32	$(553)	$594
Company's equity in income (loss)	$18	$(524)	$56

F-19

5.	Investments in Real Estate Held for Improvement

As of December 31, 2021 and 2020, we had one investment in real estate held for improvement.

The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land	$15,094	$15,094
Work in progress	5,972	841
Total investment in real estate held for improvement	$21,066	$15,935

As of December 31, 2021 and 2020, real estate held for improvement included capitalized transaction costs of approximately $243,000, which includes acquisition fees paid to the Sponsor of approximately $155,000.

6.	Above-Market Leases

The Company recognizes acquired in-place “above-market” leases as rental revenue over the term of the respective leases. The impact of the acquired above-market leases decreased revenue for the year ended December 31, 2021 and 2020 by approximately $0 and $534,000, respectively. As of December 31, 2021 and 2020, the above-market leases are fully amortized.

F-20

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outline the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2021 and 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$348		01/28/2021	$348	04/13/2021
March 1, 2021 through March 31, 2021	0.0013698630	425		02/25/2021	425	04/13/2021
April 1, 2021 through April 30, 2021	0.0013698630	399		03/30/2021	399	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	330		04/29/2021	330	07/13/2021
June 1, 2021 through June 30, 2021	0.0013698630	399		05/28/2021	399	07/13/2021
July 1, 2021 through July 31, 2021	0.0014383562	424		06/29/2021	424	10/12/2021
August 1, 2021 through August 31, 2021	0.0013698630	421		07/28/2021	421	10/12/2021
September 1, 2021 through October 1, 2021	0.0008219178	263		08/27/2021	263	10/12/2021
October 2, 2021 through October 31, 2021	0.0009589041	337		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0004109589	139		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0004109589	145		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0002739726	101	(2)	12/29/2021	-	04/21/2022
Total		$3,731	(1)		$3,009

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0019863014	$524		01/29/2020	$524	04/09/2020
March 1, 2020 through March 31, 2020	0.0023287671	646		02/26/2020	646	04/09/2020
April 1, 2020 through April 30, 2020	0.0013698630	369		03/30/2020	369	07/09/2020
May 1, 2020 through May 31, 2020	0.0006849315	191		04/29/2020	191	07/09/2020
June 1, 2020 through June 30, 2020	0.0000000000	-		N/A	-	N/A
July 1, 2020 through July 31, 2020	0.0013698630	373		06/29/2020	373	10/08/2020
August 1, 2020 through August 31, 2020	0.0016438356	480		07/30/2020	480	10/08/2020
September 1, 2020 through October 1, 2020	0.0017808219	549		08/28/2020	549	10/08/2020
October 2, 2020 through October 31, 2020	0.0015068493	477		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0016438356	501		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0016438356	519		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0012328767	374	(3)	12/29/2020	-	04/13/2021
Total		$5,003	(1)		$3,132

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the years ended December 31, 2021 and 2020, total distributions declared to related parties were approximately $4,000 and $5,000, respectively.

(2)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2021 consolidated financial statements, and is scheduled to be paid within three weeks after the end of March 2022.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2020 consolidated financial statements. This amount was subsequently determined to be approximately $380,000.

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8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents. As of December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, notes payable, and real estate debt investments. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of December 31, 2021 all real estate debt investments were fully redeemed. As of December 31, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest received in kind, was approximately $26.9 million, respectively, and the aggregate fair value approximates carrying value. The aggregate fair value of our real estate debt investments including interest received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized for the year ended December 31, 2020 was approximately 10% to 13%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

F-22

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2021 and 2020, the Manager incurred approximately $16,000 and $19,000 of operational costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $2,000 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the years ended December 31, 2021 and 2020, we have incurred asset management fees of approximately $1.1 million and $876,000, respectively. As of December 31, 2021 and 2020, approximately $322,000 and $255,000 of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2021 and 2020 the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the years ended December 31, 2021 and 2020, no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2021 and 2020, no disposition fees were payable to the Manager. For the years ended December 31, 2021 and 2020, no disposition fees were incurred or paid to the Manager.

Development eREIT

The Company entered into a license agreement with Development eREIT, during the year ended December 31, 2021, in which Development eREIT licensed to the Company possession of a property owned by Development eREIT in exchange for a license fee payable to Development eREIT in monthly installments. For the year ended December 31, 2021 the Company incurred approximately $23,500 in fees to Development eREIT for possession of the property. As of December 31, 2021 approximately $7,000 were due and payable to Development eREIT.

F-23

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2021 and 2020, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2021 and 2020, fees of approximately $7,000 and $10,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the period ended December 31, 2021, the Company incurred approximately $55,000 of reimbursable operating costs on behalf of our Co-Investments, all of which was receivable as of December 31, 2021.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2021 and 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the Sponsor incurred approximately $51,000 and $26,000 of operational costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $5,000 and $2,000 were due and payable, respectively.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Acquisition fees incurred and paid to the Sponsor	$-	$155
Total	$-	$155

F-24

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2021 and 2020, the Company has contributed approximately $6.0 million and $4.9 million for an 9.0% and an 9.5% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the year ended December 31, 2021, the Company entered into two separate promissory notes with National Lending. The first note was issued on June 3, 2021 in the principal amount of $17.0 million and the second note was issued on June 30, 2021 in the principal amount of $3.0 million. The promissory notes each bear a 3.5% interest rate per annum. The promissory notes are to mature one year from the date of issuance. The Company incurred approximately $153,000 in related interest expense during the year ended December 31, 2021. As of December 31, 2021, the Company has repaid all cumulative outstanding principal and interest in full on these promissory notes.

During the year ended December 31, 2020, the Company entered into three separate promissory notes with National Lending. The first note was issued on January 15, 2020 in the principal amount of $13.0 million, the second note was issued on April 8, 2020 in the principal amount of $2.0 million, and the third note was issued on June 29, 2020 in the principal amount of $6.6 million. The first promissory note bore a 3% interest rate per annum, and the second and third promissory notes bore a 1% interest rate per annum. All three promissory notes were to mature one year from the date of issuance. The Company incurred approximately $18,000 in related interest expense and approximately $85,000 in capitalized interest related to real estate held for improvement during the year ended December 31, 2020. As of December 31, 2020, the Company had repaid all cumulative outstanding principal and interest in full on these promissory notes.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3% per annum. The transaction between NCRET and the Company was reviewed by the Independent Representative.

For the years ended December 31, 2021 and 2020, the Company incurred interest expense of approximately $1,000 due to NCRET. As of December 31, 2021 and 2020, the Company had interest payable of $0 and $1,000, respectively, on the promissory note. As of December 31, 2021, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

F-25

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 20, 2022, for potential recognition or disclosure.

Offering

As of April 20, 2022, we had raised total gross offering proceeds of approximately $173.1 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 15,325,000 of our common shares.

New Investments

As of April 20, 2022, the Company contributed an additional $3.3 million to Fundrise Industrial JV 2, LLC.

National Lending, LLC

On January 14, 2022, the Company made approximately $2.5 million in additional contributions to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $8.5 million, which is equivalent to approximately 14.9% ownership in National Lending as of April 20, 2022.

F-26

Item 8.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
11.1**	Consent of RSM US LLP

**	Filed herewith
*	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 20, 2022.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 20, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 20, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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